NOTE 1 – Organization

Westbury Group LLC (the "Company") was incorporated under the laws of the State of Connecticut on November 13, 2003 as a limited liability company and is a registered broker-dealer with the Securities and Exchange Commission. The business purpose of the Company is to engage as broker/dealer in the private placement of securities. On June 18, 2004, the Company was approved as a member of the Financial Industry Regulatory Authority, Inc.

The Company, as a broker-dealer, does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

NOTE 2 – Summary of Significant Accounting Policies

The following is summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, revenue and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Revenue from investment banking services are recognized when earned. Non-refundable retainers are recognized as revenue in accordance with the terms of the investment banking agreements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts, if applicable. Management evaluates each receivable on case-by-case basis for collectability. As of December 31, 2015, no allowance was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed principally on the straight-line method over one to five years. As of December 31, 2015, all property and equipment is fully depreciated.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statement was issued.

NOTE 3 – Property and Equipment

Property and equipment at December 31, 2015 are comprised of the following:

Furniture and fixtures	$	14,254
Machinery and equipment		21,749
Software		1,202
		37,205
Less accumulated depreciation		37,205
	$	0

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company has net capital of $18,812, which is $12,203 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 5.3 to 1 at December 31, 2015.

NOTE 5 – Income Taxes

No provision for income taxes has been made as the Company is treated as a partnership for Federal income tax purposes. The Company's U.S. Federal and state income tax returns prior to fiscal year 2012 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with tax matters as operating expenses and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

NOTE 6 – Related Party Transactions

Guaranteed payments to partners that are designated to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership net income (loss). At December 31, 2015, $3,000 of guaranteed payments to partners is included in accrued expenses and other liabilities in the accompanying statement of financial condition.

NOTE 7 – Commitments

Office Lease

The Company leases office space under a lease agreement that expires in July 2016. Future minimum lease payments in 2016 will be $30,199.